Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Opera Limited:

We consent to the incorporation by reference in the registration statement (No. 333-229285) on Form S-8 and the registration statement (No. 333-233691) on Form F-3 of Opera Limited of our report dated April 30, 2020, with respect to the consolidated statement of financial position of Opera Limited and subsidiaries as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, which report appears in the December 31, 2019 annual report on Form 20-F of Opera Limited.

Our audit report refers to a change to the method of accounting for leases as of January 1, 2019 due to the adoption of IFRS 16 Leases.

/s/ KPMG AS

Oslo, Norway

April 30, 2020